UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On September 8, 2024, Mr. Yuval Tovias provided notice of his resignation as the Chief Financial Officer of the ParaZero Technologies Ltd. (the “Company”), to be effective on November 7, 2024. Mr. Tovias will continue to serve as the Company’s Chief Financial Officer during such notice period. Mr. Tovias’s decision to resign did not arise or result from any disagreement with the Company, as Mr. Tovias notified the Company of his intention to retire.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: September 11, 2024	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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